40-33

STRADLEY RONON
ATTORNEYS AT LAW

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098
Telephone (215) 564-8000
Fax (215) 564-8120
www.stradley.com


RECD S.E.C.
FEB 11 2003
1086

Bruce G. Leto
(215) 564-8115
bleto@stradley.com

February 11, 2003


03006141

2

811-8394

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

RE: 1 Templeton China World Fund, Inc. (1940 Act No. 811-7876)
2 Templeton Dragon Fund, Inc. (1940 Act No. ~~811-8874)~~ 811-8394
Filing Pursuant to Section 33(A) of the Investment Company Act of 1940, as amended, (the "1940 Act")

Ladies and Gentleman:

Enclosed on behalf of the above-referenced registrants is Defendants' Affirmative Defenses and Counterclaims ("Counterclaims") filed pursuant to Section 33(A) of the 1940 Act in the matter of Templeton China World Fund, Inc., Templeton Dragon Fund, Inc. and Templeton Asset Management Ltd. v. President and Fellows of Harvard College, Harvard Management Company, Inc., and Steve Alperin (Civil Action No. JFM 03-CV-275). The Counterclaims were filed in the U.S. District Court for the District of Maryland (Northern Division) on February 6, 2003.

If you have any questions, please contact me at the number above, or Michael D. Mabry at (215) 564-8011.

Sincerely,

Bruce G. Leto

Enc.
cc: Mary Cole
Division of Investment Management
Murray L. Simpson, Esq. (w/o enc.)
Barbara J. Green, Esq. (w/o enc.)

PROCESSED
FEB 13 2003
THOMSON
FINANCIAL

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND
(Northern Division)

TEMPLETON CHINA WORLD FUND, INC. TEMPLETON DRAGON FUND, INC. and TEMPLETON ASSET MANAGEMENT LTD., Plaintiffs,		
v.	:	Civil Action No. JFM 03-CV-275
PRESIDENT AND FELLOWS OF HARVARD COLLEGE, HARVARD MANAGEMENT COMPANY, INC., and STEVEN ALPERIN, Defendants.		

DEFENDANTS' AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

By agreement among the parties, in view of the expedited schedule for responsive pleadings and discovery, defendants have agreed to provide plaintiffs with a statement of their affirmative defendants and Harvard University's counterclaims on or before February 6, 2003, and have mutually agreed, in order to reduce the burden to each side during the expedited discovery phase, to provide answers to allegations at a later (as yet unspecified) date.

Accordingly, the President and Fellows of Harvard University ("Harvard University"), Harvard Management Company, Inc. ("Harvard Management") and Steven Alperin (collectively "Defendants") assert affirmatively the following defenses:

FIRST AFFIRMATIVE DEFENSE

Plaintiffs' claims are barred in whole or in part by plaintiffs' unclean hands.

SECOND AFFIRMATIVE DEFENSE

Plaintiffs' claims are barred in whole or in part by plaintiffs' undue delay and/or the doctrine of laches.

THIRD AFFIRMATIVE DEFENSE

Plaintiffs have waived in whole or in part their claims against Defendants.

FOURTH AFFIRMATIVE DEFENSE

Plaintiffs are estopped, by their words and conduct, from asserting against Defendants their claims in whole or in part.

FIFTH AFFIRMATIVE DEFENSE

The Verified Complaint fails to state a claim against Defendants upon which relief can be granted.

SIXTH AFFIRMATIVE DEFENSE

Plaintiffs' claims are barred in whole or in part because they are moot.

SEVENTH AFFIRMATIVE DEFENSE

Each of plaintiffs' claims set forth in their First, Second, and Fourth Causes of Action is barred by the statute of limitations.

EIGHTH AFFIRMATIVE DEFENSE

Defendants are not liable for any violations alleged in Plaintiffs' Fourth Cause of Action pursuant to Section 23(a)(1) of the 1934 Securities and Exchange Act.

NINTH AFFIRMATIVE DEFENSE

Under the doctrine of setoff, plaintiffs' claims for monetary relief against Harvard University are barred and/or must be reduced by any and all amounts due to Harvard University on its counterclaims against plaintiffs.

Defendants reserve the right to assert additional affirmative defenses as they become known through investigation, disclosure, or discovery.

COUNTERCLAIMS

Counterclaim Plaintiff Harvard University alleges upon its own knowledge, information and belief, based in part upon an investigation conducted by its attorneys, which investigation included a review of relevant news reports, correspondence, and documents filed with the United States Securities and Exchange Commission (the "SEC"), as follows:

PARTIES

1. Counterclaim Plaintiff President and Fellows of Harvard University ("Harvard University"), one of the world's leading universities, is an educational corporation existing under the laws of Massachusetts with its principal location in Cambridge, Massachusetts. Harvard University is the beneficial owner of 4,934,600 shares of the common stock of the China Fund, constituting approximately 30.3 percent of the outstanding shares, and is the beneficial owner of 6,216,250 shares of the common stock of the Dragon Fund, constituting approximately 14.0 percent of the outstanding shares. Harvard Management Company, Inc. ("Harvard Management") is the investment manager of Harvard University's endowment. (Harvard University and Harvard Management are referred to collectively herein as "Harvard").

2. Counterclaim Defendant the China Fund is a closed-end management investment company incorporated under Maryland law with offices located at 500 East Broward Boulevard, Suite 2100, Fort Lauderdale, Florida 33394.

3. Counterclaim Defendant the Dragon Fund is a closed-end management investment company incorporated under Maryland law with offices located at 500 East Broward Boulevard, Suite 2100, Fort Lauderdale, Florida 33394.

4. Counterclaim Defendant Templeton Asset Management Ltd. is an investment adviser registered with the SEC under the Investment Advisers Act of 1940 and is an indirect, wholly owned subsidiary of Franklin Resources, Inc., a global investment organization operating as Franklin Templeton Investments. Templeton is organized under the laws of Singapore, with its principal office located at 7 Temasek Boulevard, No. 38-03 Suntec Tower

One, Singapore. Templeton is the investment manager for both the China Fund and the Dragon Fund.

5. Counterclaim Defendants Harris J. Ashton, Frank J. Crothers, S. Joseph Fortunato, Edith S. Holiday, Betty P. Krahmer, Gordon S. Macklin, Fred R. Millsaps, Constantine D. Tseretopoulos, Nicholas F. Brady, Charles B. Johnson, Martin L. Flanagan and Charles E. Johnson are members of the Board of Directors of the China Fund and the Dragon Fund.

JURISDICTION

6. This Court has subject matter jurisdiction over the counterclaims pursuant to 28 U.S.C. § 1331 (federal question jurisdiction) and 28 U.S.C. § 1367.

FACTUAL ALLEGATIONS

Background

7. Harvard University invests its endowment funds in a broad range of investment securities, including, for a relatively small portion of its total investment funds, so-called closed-end investment companies. While the mutual funds most familiar to investors are open-ended investment companies which continuously issue new shares to investors seeking to purchase shares (and also continuously redeem the shares of investors seeking to liquidate all or portion of their shares of the fund), closed-end investment companies issue a fixed number of shares which trade on an exchange, and which the fund does not redeem on a continuing basis.

8. Because shares of closed-end funds trade on an exchange, where the price per share of the fund is determined by investors, the shares of a closed-end fund can sell at either a premium or a discount to the net value of the assets owned by the fund (the "net asset value"). Closed-end funds trading at a premium to its net asset value may indicate that investors attach special value to the quality of the performance of the investment manager of that fund.

Conversely, the fact that the shares of a closed-end fund persistently trade at a discount to the fund's net asset value suggests that investors lack confidence in the investment manager's ability to manage the portfolio.

9. Indeed, Dr. Mark Mobius, the portfolio manager of both of the China Fund and the Dragon Fund at the center of this dispute has written that "[a] continuous discount indicates investor perception that the manager of the fund is not adding value to the fund, while a premium indicates that investors believe the fund manager's efforts enhances the value of the fund assets."

10. Harvard University agrees with Dr. Mobius on this point. Shareholders in closed-end funds understandably grow impatient when the shares of closed-end funds trade at a persistent discount to net asset value. A discount suggests that rather than being rewarded for investing in common with other shareholders in a fund purportedly managed by a skilled fund manager, shareholders instead trapped in an investment vehicle where they are unable to realize the full value of their investment. In general terms, shareholders in closed-end funds trading at a discount would in many cases be better off if the fund would simply liquidate and distribute its portfolio securities ratably among shareholders, since the net value of the underlying portfolio securities is greater than the market value of the Fund's shares.

Harvard University's Long-Term Investments in the China Fund and Dragon Fund

11. Harvard University has been a long-term shareholder in the China Fund, owning shares in the Fund continuously since July 1998. The China Fund invests at least 80% of its net assets in equity securities of "China companies" as defined in the China Fund's prospectus. As of December 31, 2002, the China Fund had net assets of approximately $176.6 million. Harvard University currently holds approximately 30.31% of the outstanding shares of the China Fund.

12. Under Templeton's management, China Fund shares have traded at a persistent discount for many years. For example, during the three-year period from September 16, 1999 to September 16, 2002, the Fund's shares traded at an average discount to net asset value of 21.31%. Put another way, throughout that period, the total value of outstanding Fund shares had a value equal to just 79% of the net value of the portfolio securities – that is, the assets – held by the Fund.

13. Harvard University also has been a shareholder in the Dragon Fund continuously since 1998. The Dragon Fund invests at least 45% of its net assets in equity securities of "China companies" as defined in the Dragon Fund's prospectus. In addition, under normal conditions, the Dragon Fund invests at least 65% of its total assets in "China companies," "Japan companies," and "Asia-Pacific companies" combined. As December 31, 2002, the China Fund had net assets of approximately $431.7 million. Harvard University holds approximately 14.01% of the outstanding shares of the Dragon Fund.

14. Under Templeton's management, Dragon Fund shares, like the China Fund's shares, have traded at a persistent discount for many years. During the four-year period from December 4, 1998 to November 29, 2002, for example, the Fund's shares traded at an average discount to net asset value of 20.54%.

15. Templeton's Mark Mobius serves as the portfolio manager for both the China Fund and the Dragon Fund and has recognized that the two Funds are "sister" funds and they are "mirrors" of one another.

16. On behalf of Harvard University, Harvard Management has requested that Templeton and the Board of Directors of both the China Fund and the Dragon Fund take action that would address the persistent discount associated with the Funds' shares. But neither

Templeton nor the Funds' Board of Directors has responded in any substantive way to Harvard Management's communications, and the Funds have failed to take any effective steps to address the discounts.

Harvard's Repeated Expressions of Concern to the Funds' Portfolio Manager

17. For example, in a letter to Dr. Mobius dated February 23, 2001, Mr. Alperin wrote that Harvard "remained disappointed with the Board of Director's failure to employ any remedy for the persistent discounts and performance of the Templeton Dragon Fund . . . and the Templeton China World Fund . . . ." Mr. Alperin noted that Harvard had "yet to see any developments that show promise for the reduction of the discounts or improved performance" and noted that "[t]here are any number of obvious steps that the Board can take immediately to both narrow the discount and clearly demonstrate that it is operating in the best interests of the Fund and its shareholders." First, Mr. Alperin suggested, the Board should publicly commit to narrowing the discount. Then, Mr. Alperin outlined several possible "measures the Board should consider" including (a) converting the Funds to interval status and allowing periodic redemption of a portion of the holdings at net asset value; (b) a one-time repurchase of a significant portion of the Fund (providing an example of 20% of the Fund); (c) conducting periodic tender offers triggered by discount levels; (d) merging the Dragon and China Funds and conducting a tender offer for shares in the merged fund.

18. Dr. Mobius did not respond in any substantive way to the February 23, 2001 letter, and the Boards of the Funds gave no indication that they even bothered to consider any of the suggestions or concerns expressed by Mr. Alperin.

19. On June 22, 2001, the Board of Directors of the China Fund announced in a press release that the Board was commencing a measurement period, set to end on April 30, 2002,

during which it would monitor the discount of the Fund. The China Fund Board outlined three course of actions it was purporting to consider in response to the results of its measurement period, assuming the discount measured during the measurement period exceeded 10%.

20. Mr. Alperin reacted to the proposed courses of action outlined by the Board of Directors in a letter to Dr. Mobius dated on or about May 7, 2002, sent immediately upon the close of the measurement period on April 30, 2002. In the May 6, 2002 letter, Mr. Alperin noted that the China Fund's discount had averaged 14.26% during the period and expressed Harvard's preference for the alternative of merging the China Fund with the Dragon Fund. Addressing another of the Board's proposed actions, Mr. Alperin suggested that any such merger be followed by a significant tender offer for 25% or more of the outstanding shares, and he suggested additional measures, all of which were intended to remedy the discount. In his May 2, 2002 letter, Mr. Alperin wrote that Harvard, after waiting for the Board finally to take action, was "hopeful that the Board will now implement a strategy that will yield the highest value for shareholders."

21. After purportedly considering ways to narrow the discount for almost a year, on May 10, 2002, the China Fund announced a tender offer for up to just 10% of its outstanding shares at a price of 90% of net asset value – a step Harvard considered inadequate to address the chronic discount shareholders had been forced to endure.

22. Also on May 10, 2002, the Dragon Fund announced a similarly meager proposal for that Fund – a tender offer for up to 10% of its outstanding shares at a price of 90% of net asset value.

23. The proposed tender offers for both Funds were too small, inadequately priced and poorly timed – in short, they were half-measures that were unlikely to address the issues

facing either Fund, including the persistent discounts to net asset value. Frustrated by both the China Fund's and the Dragon Fund's repeated failure to take any steps to address the respective discounts, and disappointed by the ill-conceived, late-in-the-game tender offer proposals presented by both Boards, Harvard now considered whether and how it would exercise its shareholder rights to make its own specific proposal to shareholders to address the discount.

24. Accordingly, on May 14, 2002, Harvard University filed Schedules 13D with the SEC expressing the College's opposition to the tender offer proposals presented by the Boards of both Funds. Both of Harvard University's May 14, 2002 Schedules 13D advised the public that the College "may make . . . plans or proposals [that relate to or would result in the actions set forth in parts (a) through (j) of Item 4 of Rule 13d-1] in light of the announced tender offer or otherwise, or take other steps to enhance the value of its investment." Harvard expressed its view that the proposed tender offers were "wholly inadequate" to address the discounts in the respective Funds.

25. In June 2002, the China Fund conducted its previously announced tender offer for up to 10% of its shares at a price of 90% of net asset value on the last day of the offer. Approximately 12.6% of the China Fund's shares were properly tendered, a tender rate that was historically low in the sector. The response clearly showed that shareholders did not believe that the size of the offer, its timing or the offered price served their best interests and confirmed their lack of confidence in the Fund's ability to eliminate the persistent discount.

26. As expected, the tender offer had no lasting impact on the China Fund's discount. On or about September 16, 2002 – just three months later – the discount to net asset value associated with China Fund shares remained high, at approximately 19%.

27. Also in June 2002, the Dragon Fund conducted its previously announced tender offer for up to 10% of its shares at a price of 90% of net asset value, and in May 2002, the Dragon Fund also announced that it had approved another tender offer for an additional 10% of its outstanding shares on the same terms to commence prior to April 30, 2003. In the initial tender offer, shareholders tendered approximately 9% of the Fund's shares, not even taking up the full amount of the offer, showing again that shareholders did not believe that the size of the offer, its timing, the offered price, or even the promise of a second tender offer to commence before April 30, 2003, served their best interests.

28. As expected, the Dragon Fund tender offer also had no lasting impact on its discount. On or about December 5, 2002, the discount to net asset value associated with Dragon Fund shares remained unreasonably high at approximately 12.54%.

Harvard University Proposes to Terminate Templeton as Manager of the China Fund

29. By September 2002, Harvard University and the other shareholders of the China Fund had endured years of the Fund's feckless inactivity in the face of persistent discounts, as well as an ill conceived and ineffective June 2002 tender offer that had done nothing to materially reduce the Fund's discount. The Board of Directors and Templeton, as the Fund's manager, had failed to respond to the pressing concerns of shareholders. A cornerstone right of shareholders under the Investment Company Act of 1940 is the right to terminate the investment company's advisor, and Harvard decided propose that course of action to shareholders at the next annual meeting. Accordingly, on September 18, 2002, Harvard University proposed, in materials delivered to the China Fund pursuant to Rule 14a-8 of the Securities and Exchange Act of 1934, that the shareholders vote on a proposal to terminate the management contract between Templeton and the China Fund.

Templeton and the Board of Directors Circle the Wagons

30. Templeton's and the China Fund's Board of Directors's response to Harvard University's Rule 14a-8 proposal has been to impede the full and fair exercise of shareholder voting rights in order to thwart the Harvard termination proposal. Obviously fearful that long-suffering shareholders would adopt Harvard's proposal to replace Templeton as the Fund's investment manager, Templeton and the Directors have taken steps to prevent a full and fair vote on that proposal, including steps which plainly are contrary to the best interests of the China Fund and the Dragon Fund and their shareholders.

The China Fund's Sham Open-End Proposal

31. Templeton and the Directors started by advancing a sham proposal of their own to give the appearance that the Fund was (belatedly) serious about addressing the persistent discount. On November 13, 2002, the China Fund recommended to shareholders that they approve a proposal to convert the Fund from a closed-end to an open-end investment company.

32. As further evidence of evidence that Templeton was interested in its own welfare at the expense of shareholders, Templeton contacted Harvard and sought assurances from Harvard that if the China Fund Board recommended open-ending (despite its view that open-ending would not be in the best interests of the Fund or its shareholders), Harvard University would withdraw its proposal to terminate Templeton as the Fund's manager. Templeton, therefore, attempted to bargain for its own continued service as investment manager by offering up a proposal for the China Fund that it did not believe was good for shareholders. No agreement was reached.

33. On November 13, 2002, the China Fund filed a press release with the SEC on Schedule 14A and questions-and-answers announcing its proposal. In violation of Rule 14a-9

promulgated under Section 14(a) of the Exchange Act, both the press release and the Q&A contained statements which were false or misleading with respect to material facts or omitted to state material facts necessary to make the statements in the press release and Q&A not misleading.

34. The November 13 Q&A stated that "[t]he Board has taken this action because the Directors believe it is in the best interests of the Fund and its shareholders at this time." This statement was materially false and misleading because it failed to disclose that the anticipated redemption following the open-ending would result in a substantial decrease – on the order of 10% -- in the net asset value per share of the Fund. Neither the Board nor Templeton disclosed its analysis in this regard to shareholders in its Schedule 14A.

35. In a private meeting with Harvard Management on November 21, 2001 to discuss, *inter alia*, the competing China Fund proposals, Templeton's Martin Flanagan told Harvard Management that Templeton had determined that open-ending the China Fund would have a negative impact on the net asset value of the Fund. Indeed, the Fund's November 13, 2002 Schedule 14A and Q&A were materially false and misleading because it failed to disclose that Templeton did not believe that the open-ending proposal was in the best interests of shareholders.

36. Indeed, Mr. Flanagan was not the only member of Templeton management who expressed the view that open-ending the China Fund (and, for that matter, funds like it) was a bad idea. On or about November 19, 2002, less than a week after the China Fund made its open-end proposal, Mr. Greg Johnson, the President of Franklin Resources, Inc., Templeton's parent, gave a speech before brokers and managers who play a critical role in the process of soliciting and obtaining shareholder proxies. In the speech, Mr. Johnson expressed his view that

open-ending the China Fund was "inappropriate" and strongly intimated that such a proposal was bad for shareholders. Discussing the China Fund proposal specifically, and also referring more generally to closed-end funds whose investments are focused in emerging markets like China, Mr. Johnson said: "We brought out closed-end country funds because those markets are not ready to have an open-end fund. In the case of China, we still don't think its appropriate." Shareholders were entitled to know that the Fund's own managers held a view in opposition to the Board's open-end proposal, but the Fund's Schedule 14A failed to state this fact.

37. In the course of the November 21, 2002 meeting, Harvard suggested that the Funds and their management consider reorganizing themselves as a so-called "interval" fund, a fund which would periodically re-purchase a fixed proportion of its outstanding shares. Incredibly, Templeton representatives claimed not to have contemplated such a course of action, even though it had been suggested as an alternative course of action by Harvard in a letter to Dr. Mark Mobius, the Templeton investment manager, as early February 2001.

Templeton Talks Down the Fund's Own Proposal To The Public

38. Greg Johnson's November 19, 2002 speech stating that "[i]n the case of China, [Templeton and/or the China Fund] still don't think [open-ended funds are] appropriate" itself was patently intended to solicit (and had the obvious effect of soliciting) shareholders to vote their proxies *against* the China Fund's own open-end proposal. Open-ending the China Fund would result in a reduction in the amount of the Fund's assets, and in an immediate and substantial reduction in the revenues earned by Templeton from the Fund. Greg Johnson's comments, delivered immediately after the announcement of the open-end proposal, were intended to undermine support for the proposal. The fact that he made additional, similar statements thereafter without contradiction by the Board evidences the Board's concurrence in

his views or his strategy. On information and belief, the purpose of the Board's open-end proposal was to give the Board and its managers the appearance of taking steps to address the discount, while those parties otherwise worked to defeat the proposal.

Templeton Even Seeks To Dissuade Harvard University – the Fund's Largest Shareholder – From Voting For The Fund's Open-End Proposal

39. The China Fund's efforts to dissuade shareholders from voting in support of its sham open-end proposal continued when Fund and Templeton representatives met with Harvard Management on or about November 21, 2002 to discuss these matters, including Harvard University's termination proposal and the Fund's open-end proposal. When Harvard Management representatives asked Templeton to explain why the Board had proposed to open-end the China Fund but had not proposed to open-end Templeton's larger "sister" fund, the Dragon Fund, Templeton's Martin Flanagan stated that Templeton had performed an analysis that led it to believe its open-end proposal for the China Fund was likely to result in a decrease in the net asset value per share of the Fund on the order of 10% -- and that there would be no reason to expect a different result with the Dragon Fund. In communicating this finding to Harvard Management, Templeton and the China Fund thus sought to dissuade Harvard – which holds more than 30% of the outstanding shares of the Fund -- from voting in support of the Fund' own open-end proposal for the China Fund, knowing that Harvard University would not vote for a proposal that was likely to result in a 10% reduction in the value of its investment.

Harvard University Proposes to Terminate Templeton as Manager of the Dragon Fund

40. On December 6, 2002, Harvard University filed a proposal with the SEC pursuant to Rule 14a-8 promulgated under the Exchange Act that shareholders in the Dragon Fund vote to terminate Templeton's investment management agreement with the Fund. Harvard University advised shareholders that its reasons for seeking termination of Templeton as

manager of the Dragon Fund were based, in part, on Templeton's inconsistent treatment of the two funds -- China and Dragon:

> While it is not clear to Harvard that open-ending either fund is necessarily the optimal approach to enhancing shareholder value, Harvard believes the inconsistency is indicative of the Board's and management's unwillingness to take seriously the desire of shareholders that the Board take immediate, substantial steps to eliminate the discount and enhance shareholder value.

It had become clear to Harvard by this time that Templeton and the Directors of the Funds essentially were offering to open-end the China Fund – no matter the consequence to that smaller Fund's shareholders – in an effort to entrench themselves, at a minimum at the much larger Dragon Fund, where they refused to take action on the discount. Thus, Templeton, and at Templeton's behest, the directors of the Funds, were "sacrificing" the China Fund and interests of that Fund's shareholders in hopes of protecting Templeton's management of the much larger Dragon Fund and the lucrative management fees associated with it. Moreover, Templeton attacked open-ending even at the China Fund is contradictory to their position submitted to the SEC in the hopes that shareholder would reject open-ending at the China Fund, leaving Templeton entrenched there as well.

41. On December 11, 2002, Franklin Resources President Greg Johnson partially contradicted his prior statements concerning the China Fund's open-end proposal, stating in a press interview that open-ending was an appropriate step for the China Fund because of its relatively small size and due to a provision in the Fund's charter requiring open-ending under certain conditions in August, 2003, but Johnson reversed himself during the same interview and once again expressed disapproval of the notion of open-ending the China Fund: "we [Templeton] believe open-ending the closed-end structure really disenfranchises small investors' ability to access these fast growing markets."

42. On December 11, 2002, the Dragon Fund also filed a press release with the SEC on Schedule 14A announcing its opposition to Harvard University's proposal to terminate Templeton as the manager of the Dragon Fund. In violation of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, the December 11 press release contained statements which were false or misleading with respect to material facts, or omitted to state material facts necessary to make the statements in the press release and Q&A not misleading.

43. The December 11 press release stated that "[the Dragon Fund Board of Directors and its manager] believe Harvard's proposal is a tactic aimed at imposing a self-serving, short-term agenda on the Fund by trying to influence the Board of Directors of the Fund to pursue open-ending . . ." This statement is materially false or misleading in violation of Section 14(a) and Rule 14a-9 because it suggests to shareholders that Harvard had proposed open-ending as a solution to the Fund's discount. Harvard has never made a proposal to open-end either Fund -- Templeton and the Fund both knew on November 21, 2002, that Harvard, in part on the strength of Templeton's own representations at the meeting on that date, had determined that open-ending Dragon Fund was not in the best interests of shareholders. The December 11, 2002 Schedule 14A is false or misleading for suggesting that Harvard was proposing otherwise.

44. The sentence from the Dragon Fund's December 11, 2002 press release identified in paragraph 57 also is false and misleading because it claims that Harvard is a "short-term" investor, and suggests that Harvard University is not among the Fund's "long-term investors." This statement is false and misleading because Templeton and the Fund failed to state that Harvard University had been a shareholder of the Dragon Fund continuously since 1998, a fact showing that Harvard was a long-term investor in the Fund.

The China Fund Has Unreasonably Delayed Filing Proxy Materials In Hopes Of Preventing A Vote On Either Proposal

45. In addition to undermining its own proposal to open-end the China Fund by attacking the merits of the proposal both in public statements and private meetings, the China Fund also has taken steps to impede a full and fair shareholder vote on the proposal, as well as on Harvard University's termination proposal, by unreasonably delaying the filing of its preliminary and definitive proxy materials. The Fund repeatedly has stated in its SEC filings that open-end proposal and the termination proposal will be presented to shareholders at its Annual Shareholders' Meeting expected to be held on March 14, 2003 – and, indeed, has stated that its materials would be filed early in January 2003.. But to date (February 6, 2003), the China Fund has failed to file even its preliminary proxy materials, let alone mailed definitive proxy materials to shareholders. The Fund has not indicated any willingness to delay the March 14 meeting.

46. The Fund has delayed even though Harvard's proposal has been on record since September 2002 and the Fund's own open-end proposal first was announced early in November 2002. Harvard University's preliminary proxy materials were filed in December 2002, and its definitive proxy materials were mailed to shareholders on January 16, 2002.

47. Indeed, to date, the China Fund has taken none of the steps consistent with even minimal customary efforts to solicit proxies to secure passage of its open-end proposal, such as requesting a Non-Objecting Beneficial Owners list to help it in contacting shareholders.

48. The SEC's Notes to Rule 14a-6 promulgated under the Exchange Act expressly state that "[t]he preliminary material should be filed with Commission at the earliest practicable date." It is clear that the China Fund Board has not filed its preliminary material at the earliest practicable date, and instead intentionally has waited to file those materials until the last possible time, in order to undermine its own proposal to open-end. In so doing, on information

and belief, the Board is employing a familiar tactic with the intention of impeding a full and fair shareholder vote on Harvard University's termination proposal and the Fund's own open-end proposal. Even after the China Fund files its preliminary proxy materials with the SEC, Rule 14a-6 forbids the Fund from mailing definitive proxy materials to shareholders until 10 days have passed to allow shareholders and the Commission to review and comment on the filing. Hence, the Fund's stalling tactics to date already have resulted in a clear risk that its definitive proxy materials will not reach all of the Fund's shareholders on a timely basis.

49. On information and belief, the China Fund's delay in filing its proxy materials is also intended to avoid the presence of a quorum at the Annual Shareholders' Meeting on March 14, 2003, and thereby avoid votes on both the termination proposal and the open-end proposal. It is plain that the Fund is neither serious about getting its open-end proposal before shareholders nor about standing up to the challenge posed by Harvard University's own proposal to terminate Templeton.

50. The China Fund's delay in filing proxy materials clearly is aimed at providing the pretext for this lawsuit (and the extraordinary relief it requests) on the basis of alleged violations of Sections 14(a) and Rule 14a-9 in Harvard's own proxy materials. A review of the China Fund's Section 14(a) allegations setting forth each of the statements alleged to be "misleading" in Harvard's own materials demonstrate that the "information" which the Fund insists would be required to "correct" Harvard's disclosure is precisely the "information" the Fund itself would be required to present in its own proxy materials alongside Harvard's own shareholder proposal. Thus, the China Fund clearly knows that its own proxy materials will reveal the baseless nature of its own Section 14(a) and Rule 14a-9 disclosure claims, because the Fund's disclosure would be expected to present all of the "information" the Fund insists is lacking in Harvard's materials.

The Fund's delay, which risks prejudicing shareholders when the time comes to vote, is calculated solely to preserve its litigation posture. As soon as the Fund files its proxy materials, its Section 14(a) claims will evaporate.

51. The proxy rules contemplate, of course, that an issuer proceeding in good faith will present its arguments to shareholders and allow shareholders to vote after a full airing of the issues. Here, in contrast, Templeton and the China Fund have chosen to come directly to Federal Court to solicit the Court's assistance in thwarting a full and fair shareholder vote. (Among other relief, the Fund seeks to sterilize Harvard's voting rights and prevent Harvard from soliciting proxies in support of its proposals.)

52. Consistent with this approach, in addition to failing to file its own proxy materials, the China Fund has taken no meaningful steps to communicate with shareholders on the merits of its proposal or in opposition to Harvard University's proposal.

The Funds and Templeton Filed A Lawsuit As A Pretext Merely To Prevent Harvard From Voting Its Shares Against Templeton

53. Finally, convinced that Harvard's termination proposal was likely to prevail at the March 14, 2003 Annual Shareholders' Meeting, the Board Members and Templeton decided to file this civil action containing trumped-up allegations of Williams Act and proxy rules violations on the part of Harvard University and the other defendants. This action itself is a blatant attempt to prevent Harvard University from voting its shares at the Annual Shareholders' Meeting- - indeed, this is the specific relief the China Fund requests, in addition to preventing Harvard University from soliciting proxies. This civil action underscores that the Board is not content to leave to the judgment of shareholders the question of whether Templeton's management agreement should be terminated. Instead, the Board is determined at all costs to prevent the shareholders from exercising their voting rights.

54. In taking the actions detailed above, each of the directors of the Funds and Templeton has flagrantly violated the fiduciary duties he or she owed the Funds and their shareholders under Section 36(a) of the Investment Company Act of 1940 and Maryland state law. Both the Directors and Templeton acted in bad faith and in violation of the duty of due care by, among other actions, proposing to shareholders that they vote to open-end the China Fund without disclosing that the Fund's managers themselves believed the proposal was inappropriate; without disclosing that the Fund's managers had determined the proposal would have a substantial, negative impact on the net asset value per share of the Fund; without even bothering to consider clear alternatives such as converting the Funds to an interval fund; and by taking actions to impede a full and fair shareholder vote on both its own and Harvard's proposal. The Directors abetted by Templeton have acted in bad faith and without due care, and in an effort to frustrate the voting rights of the Funds' shareholders, at least in part to protect Templeton's control over the management of the China Fund and Dragon Fund, and its fee stream from the two Funds, as well as to preserve the positions of the Board of Directors.

NECESSARY RELIEF

55. As demonstrated above, genuine, present and justiciable controversies exist between the parties concerning the conduct of the Counterclaim Defendants, including their violations of the Federal securities laws and Maryland state law. Harvard University is entitled to declarations that that Counterclaim Defendants have violated the federal securities laws and Maryland state law governing fiduciary duties, including filing materially false and misleading statements in the China Fund's filings pursuant to Section 14(a) of the Exchange Act, soliciting proxies against their own proposal without first filing preliminary proxy materials expressing such opposition, and acting with a primary purpose to impede a full and fair shareholder vote on both Harvard University's termination proposal and the Fund's open-end proposal.

56. In the absence of preliminary relief and permanent relief requested herein, Harvard University and the shareholders of the Funds will be faced with the threat of irreparable harm. Unless the Fund, its Board of Directors and its manager, Templeton, are enjoined from further violations of the Federal securities laws, are required to make corrective disclosures sufficient to render their filings under Section 14(a) of the Exchange Act neither false nor misleading, are required to file preliminary proxy materials and mail definitive proxy materials within a reasonable time prior to the March 14, 2003 shareholders' meeting, and are enjoined from taking further actions intended to interfere with the shareholder votes scheduled for that March 14, 2003 shareholders meeting, the Fund, its Board of Directors and its manager, Templeton, will succeed in using false and misleading disclosures to try to thwart a full and fair shareholder vote on outstanding proposals, and will succeed in breaching their fiduciary duties in an effort to prevent shareholders from expressing their own preferences in a full and fair vote. The resulting injuries – most especially, the destruction of the shareholders' rights to a full and fair shareholder vote on all proposals – cannot be adequately compensated for with money damages and there is no adequate remedy at law.

FIRST CAUSE OF ACTION

Against The China Fund and The Directors of the Fund For Violations of Section 14(a) of the Exchange Act and Rule 14a-9 Promulgated Thereunder

57. Counterclaim Plaintiff Harvard University repeats and realleges the allegations contained in paragraphs 1 through 56 above as if fully set forth herein.

58. Section 14(a) of the Exchange Act provides as follows:

> It shall be unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the [SEC] may prescribe as necessary and appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in

respect of any security (other than an exempted security) registered pursuant to Section 12 of this title.

59. Rule 14a-9 promulgated by the SEC pursuant to Section 14(a) provides in relevant part:

> No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it was made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

60. As alleged in detail above, the China Fund's Schedule 14A and other materials filed pursuant to Section 14(a) contained statements which at the time and in light of the circumstances under which they were made were false and/or misleading with respect to material facts, and omitted to state materials facts necessary in order to make the statements therein not false or misleading.

61. The Schedule 14A and other materials were filed by the China Fund with the SEC through the use of the mails and by other instrumentalities of interstate commerce and were available to all China Fund shareholders, and the Fund's press release filed with Schedule 14A was provided to the media. Such action constituted the solicitations of proxies by use of the mails or by means or instrumentalities of interstate commerce.

62. Counterclaim Plaintiff Harvard University is entitled to a declaration that Counterclaim Defendant China Fund thereby violated Section 14(a) and Rule 14a-9.

63. Unless Counterclaim Defendants are enjoined from continuing to solicit proxies until a reasonable period of time after the China Fund has filed a true and complete proxy statement correcting all prior false and misleading statements and material omissions, Harvard University and the China Fund's other shareholders will suffer irreparable harm.

64. Harvard University has no adequate remedy at law.

SECOND CAUSE OF ACTION

Against Templeton, the Dragon Fund and the Board of Directors of the Dragon Fund For Violations of Section 14(a) of the Exchange Act and Rule 14a-9 Promulgated Thereunder

65. Counterclaim Plaintiff Harvard University repeats and realleges the allegations contained in paragraphs 1 through 64 above as if fully set forth herein.

66. Section 14(a) of the Exchange Act provides as follows:

> It shall be unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the [SEC] may prescribe as necessary and appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to Section 12 of this title.

67. Rule 14a-9 promulgated by the SEC pursuant to Section 14(a) provides in relevant part:

> No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it was made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

68. As alleged in detail above, the Dragon Fund's Schedule 14A and other materials filed pursuant to Section 14(a) contained statements which at the time and in light of the circumstances under which they were made were false and/or misleading with respect to material facts, and omitted to state materials facts necessary in order to make the statements therein not false or misleading.

69. The Schedule 14A and other materials were filed by the Dragon Fund with the SEC through the use of the mails and by other instrumentalities of interstate commerce and were

available to all Dragon Fund shareholders, and the Fund's press release filed with Schedule 14A was provided to the media. Such action constituted the solicitations of proxies by use of the mails or by means or instrumentalities of interstate commerce.

70. Counterclaim Plaintiff Harvard University is entitled to a declaration that Counterclaim Defendant Dragon Fund thereby violated Section 14(a) and Rule 14a-9.

71. Unless Counterclaim Defendants are enjoined from continuing to solicit proxies until a reasonable period of time after the Dragon Fund has filed a true and complete proxy statement correcting all prior false and misleading statements and material omissions, Harvard University and the Dragon Fund's other shareholders will suffer irreparable harm.

72. Harvard University has no adequate remedy at law.

THIRD CAUSE OF ACTION

Against the Board of Directors of the China Fund and Templeton for Breaches of Their Fiduciary Duties to the Fund and its Shareholders Pursuant to Section 36(a) of the Investment Company Act

73. Counterclaim Plaintiff Harvard University repeats and realleges the allegations contained in paragraphs 1 through 72 above as if fully set forth herein.

74. As alleged in detail above, the individual members of the China Fund's Board of Directors and Templeton acted in bad faith, without due care and in violation of their duty of loyalty to the Fund when Templeton recommended and the Board voted to approve a proposal to open-end the China Fund when even Templeton did not believe such a proposal would serve the best interests of shareholders; by acting with a primary purpose to impede a full and fair shareholder vote on both the Fund's and Harvard University's proposals; by filing materially false and misleading materials with the SEC in violation of Section 14(a) of the Exchange Act and Rule 14a-9 concerning the merits of the Fund's open-end proposal and Harvard University's termination proposal, thereby misleading shareholders; by unreasonably delaying the filing of

preliminary and definitive proxy materials in advance of the March 14, 2003 Annual Shareholders' Meeting in a cynical attempt to prevent shareholders from voting on the outstanding proposals; by seeking to protect Templeton's advantageous position as manager of the China Fund and, most especially, the Dragon Fund, even at the expense of proposing to China Fund shareholders a course of action that Templeton did not believe was in their best interest, and in other ways set forth in the allegations above.

FOURTH CAUSE OF ACTION

Against the Board of Directors of the China Fund and Templeton for Breaches of their Fiduciary Duties to the Fund and its Shareholders under Maryland state law

75. Counterclaim Plaintiff Harvard University repeats and realleges the allegations contained in paragraphs 1 through 74 above as if fully set forth herein.

76. As alleged in detail above, the individual members of the China Fund's Board of Directors and Templeton acted in bad faith, without due care and in violation of their duty of loyalty to the Fund when Templeton recommended and the Board voted to approve a proposal to open-end the China Fund when even Templeton did not believe such a proposal would serve the best interests of shareholders; by acting with a primary purpose to impede a full and fair shareholder vote on both the Fund's and Harvard University's proposals; by filing materially false and misleading materials with the SEC in violation of Section 14(a) of the Exchange Act and Rule 14a-9 concerning the merits of the Fund's open-end proposal and Harvard University's termination proposal, thereby misleading shareholders; by unreasonably delaying the filing of preliminary and definitive proxy materials in advance of the March 14, 2003 Annual Shareholders' Meeting in a cynical attempt to prevent shareholders from voting on the outstanding proposals; by seeking to protect Templeton's advantageous position as manager of the China Fund and, most especially, the Dragon Fund, even at the expense of proposing to

China Fund shareholders a course of action that Templeton did not believe was in their best interest, and in other ways set forth in the allegations above.

FIFTH CAUSE OF ACTION

Against the Board of Directors of the Dragon Fund and Templeton for Breaches of Their Fiduciary Duties to the Fund and its Shareholders Pursuant to Section 36(a) of the Investment Company Act

77. Counterclaim Plaintiff Harvard University repeats and realleges the allegations contained in paragraphs 1 through 76 above as if fully set forth herein.

78. As alleged in detail above, the individual members of the Dragon Fund's Board of Directors and Templeton acted in bad faith, without due care and in violation of their duty of loyalty to the Fund by acting with a primary purpose to impede a full and fair shareholder vote on Harvard University's proposals; by filing materially false and misleading materials with the SEC in violation of Section 14(a) of the Exchange Act and Rule 14a-9 concerning Harvard University's termination proposal, thereby misleading shareholders; by negotiating to maintain Templeton's position as manager of the Fund at the expense of the interests of shareholders; by failing to consider altogether appropriate measures to remedy the Fund's discount, including conversion to an interval fund; and in other ways set forth in the allegations above.

SIXTH CAUSE OF ACTION

Against the Board of Directors of the Dragon Fund and Templeton for Breaches of their Fiduciary Duties to the Fund and its Shareholders under Maryland state law

79. Counterclaim Plaintiff Harvard University repeatsand realleges the allegations contained in paragraphs 1 through 78 above as if fully set forth herein.

80. As alleged in detail above, the individual members of the Dragon Fund's Board of Directors and Templeton acted in bad faith, without due care and in violation of their duty of loyalty to the Fund by acting with a primary purpose to impede a full and fair shareholder vote

on Harvard University's proposals; by filing materially false and misleading materials with the SEC in violation of Section 14(a) of the Exchange Act and Rule 14a-9 concerning Harvard University's termination proposal, thereby misleading shareholders; by negotiating to maintain Templeton's position as manager of the Fund at the expense of the interests of shareholders; by failing to consider altogether appropriate measures to remedy the Fund's discount, including conversion to an interval fund; and in other ways set forth in the allegations above.

WHEREFORE, Counterclaim Plaintiff Harvard University respectfully requests that the Court enter judgment as follows:

(a) declaring that Templeton, the Dragon Fund, the China Fund and the directors of both Funds have violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder;

(b) declaring that the directors of both Funds have violated the fiduciary duties that they owe to the shareholders of the Funds;

(c) (i) preliminarily and permanently enjoining Counterclaim Defendants and their agents and employees and all other persons under their supervision or control or otherwise acting in concert with counterclaim defendants from soliciting proxies with respect to any annual or special meeting of stockholders of the China Fund or the Dragon Fund until a reasonable period of time after the China Fund and the Dragon Fund each has disseminated proxy materials that the Court has found to be true and complete in all material respects and which correct all prior misstatements and omissions and (ii) declaring that any and all proxies solicited by Counterclaim Defendants executed prior to ten days following such corrective disclosure are invalid and void;

(d) declaring that the directors of both Funds are not entitled to indemnification from the Funds as a consequence of their actions in bad faith, in breach of their fiduciary duties to shareholders and in violation of the Federal securities laws;

(e) awarding damages to Harvard University arising from the directors' breaches of their fiduciary duties to shareholders; and

(f) granting such other and further relief as the Court deems appropriate.



David Clarke, Jr.

PIPER RUDNICK LLP
1200 Nineteenth Street, NW
Washington, DC 20036
(202) 861-3900
(202) 223-2085 (fax)

Attorney for the Defendants

OF COUNSEL (TO BE ADMITTED PRO HAC VICE):

Harvey J. Wolkoff
Lisa M. Ropple
Robert G. Jones

ROPES & GRAY
One International Place
Boston, MA 02110
(617) 951-7000
(617) 951-7050 (fax)

Certificate of Service

I HEREBY CERTIFY that on this 6th day of February, 2003, I caused copies of the foregoing affirmative defenses and counterclaims to be served by fax upon the following:

Ben Rosenberg
ROSENBERG PROUTT FUNK & GREENBERG, LLP
2115 AllFirst Building
25 South Charles Street
Baltimore, MD 21201
(410) 727-6600
(410) 727-1115 (fax)

Richard L. Levine
WEIL, GOTSHAL & MANGES LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000
(212) 833-3928 (fax)

David Clarke, Jr.
David Clarke, Jr.